                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                 (Check One):

  [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

                      For Period Ended: June 30, 1999

               [ ] Transition Report on Form 10-K [ ] Transition Report on

               Form 20-F [ ] Transition Report on Form 11-K [ ] Transition

               Report on Form 10-Q [ ] Transition Report on Form N-SAR For the

               Transition Period Ended: N/A
                                        ---

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          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part I-Registrant Information
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         Full Name of Registrant:
                           Harvard Industries, Inc.

         Former Name if Applicable:

                           N/A

         Address of Principal Executive Office (Street and Number):
                           3 Werner Way

                  City, State and Zip Code
                           Lebanon, New Jersey 08833

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Part II-Rules 12b-25 (b) and (c)

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          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III-Narrative
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

          On November 24, 1998, Harvard Industries, Inc. ("Harvard") and its nine domestic subsidiaries substantially consummated their First Amended and Modified Consolidated Plan Under Chapter 11 of the Bankruptcy Code, dated August 19, 1998 (the "Plan of Reorganization"). Implementation of the Plan of Reorganization relating to the shutting down and sale of certain businesses, payment of claims and the reorganization of business operations, and the related review of certain restructuring reserves, have placed additional demands on management and accordingly preparation of the Form 10-Q has taken longer than anticipated.

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Part IV-Other Information

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          (1) Name and telephone number of person to contact in regard to this notification

Theodore W. Vogtman                908              437-4109
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         (Name)                (Area Code)     (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Harvard reported a loss of $7.3 million for the 3 months ended June 30, 1998. On November 24, 1998, Harvard substantially consummated the Plan of Reorganization, and emerged from bankruptcy. In connection with its emergence from Chapter 11 bankruptcy, Harvard implemented "Fresh Start Reporting" as of November 29, 1998. Accordingly, all assets and liabilities were restated to reflect respective fair values at that date. As a result, certain amortization items have increased in amount from the corresponding quarter of fiscal 1998, which are expected to result in a larger loss for the current quarter of fiscal 1999.

                           Harvard Industries, Inc.
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                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 1999             By: /s/ Theodore W. Vogtman
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                                       Name:  Theodore W. Vogtman
                                       Title: Executive Vice President and
                                                Chief Financial Officer